As of October 31, 2010, the following persons or entities now own more than 25% of a funds voting security.

Person/Entity

MIRAE ASSET GLOBAL INVESTMENTS
ASIA SECTOR LEADER 		         34.01%


As of October 31, 2010, the following
persons or entities no longer own
more than 25% of a funds voting security.

Person/Entity

MIRAE ASSET CAPITAL CO LTD
GEM GREAT CONSUMER FUND                   17.85%

MIRAE ASSET GLOBAL INVESTMENTS CO LTD
GEM GREAT CONSUMER FUND 	          17.84%